Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: This communication was distributed by AMR Corporation to certain employees on February 19, 2013 via e-mail and AMR Corporation’s intranet. The content of the communication disclosed under the AA System News header that references the proposed merger was excerpted from a Fox Business story first published on February 19, 2013 and a Dallas Morning News story first published on February 18, 2013.

Tuesday, February 19, 2013

INDUSTRY EXTRA
DAILY DISPATCH

A PUBLICATION OF M&E COMMUNICATIONS



AA System News

American, US Airways Merger Could Launch Credit Card Battle – While American Airlines and US Airways struck notes of love and harmony on Thursday, their merger could set up a battle between two major banks over who can offer credit cards to customers of the world's largest airline.... One open question, though, is what will become of the credit cards affiliated with each of the airlines: Citi offers several variations of American Airlines cards, while Barclays offers a menu of US Airways cards. Both banks have exclusivity agreements with their respective airlines that expire in 2017, according to regulatory documents. At stake is the right to market lucrative credit cards to tens of millions of desirable customers: American alone has roughly 69 million members in its frequent-flier program, according to securities documents. "It is a delicious tidbit for a bank to grab," says Jay Sorensen, president of IdeaWorks Co., a Wisconsin-based airline consulting firm. "The ability to have a relationship with the world's largest airline is a once-in-a-lifetime opportunity." ... *(FOX Business)*

City celebrates inaugural American Airlines flight – With airlines charging additional fees for everything from blankets to aisle seats, the last item travelers expect is free beer when they get to the airport. But free beer is exactly what travelers received Thursday at Columbia Regional Airport, compliments of the Chamber of Commerce. The business organization was at the airport along with civic leaders, university officials and local executives celebrating the first daily flights out of Columbia serviced by American Airlines. The city lobbied the airline for the past few months, putting together a package that guaranteed $3 million in revenue as long as the airline would continue daily flights to Dallas and Chicago for one year. MU is expected to generate the majority of traffic for the new routes. Other than Missouri, Illinois and Texas send more students to the university than any other state. Illinois residents made up 14.7 percent of students in the most recent freshman class, with Texas as a distant second making up 2.6 percent. The school hired two full-time admissions representatives for the Chicago area and one for the state of Texas. The focus on out-of-state recruiting comes as the number of high school graduates in Missouri is projected to decline in coming years, and the tuition dollars owed by non-residents increases.... *(University of Missouri Maneater)*

Schnurman: At American Airlines, CEO pay no longer trumps all – What's more surprising: American Airlines' CEO getting a $20 million payday or American's unions not complaining about it? The merger plan for American and US Airways was announced Thursday and won't close for months. Yet the excitement over the future, and a new management team from US Airways, has already changed the climate at American. In the past, many union workers would go nuclear after American's senior executives were awarded millions in stock incentives. And no one before had cashed in like Tom Horton today. In less than two years, Horton will earn nearly $20 million, split between cash and stock, according to a securities filing. His predecessor, Gerard Arpey, was paid about $15 million in the previous nine years, and Arpey spent much of that time trying to stave off Chapter 11.... *(Dallas Morning News)*

Maintenance Industry News

Air Pacific, AFI KLM E&M Sign Long-Term Maintenance and A330 Component Support Agreement – Air Pacific, Fiji's national airline has contracted Air France Industries KLM Engineering and Maintenance ("AFI KLM E&M") to provide support for its incoming A330-200 fleet. The agreement includes technical fleet management services, component repair, and availability via dedicated logistics support, access to AFI KLM E&M's dedicated regional A330 spares pool, and the supply of an A330 Main Base Kit on Air Pacific premises.... *(AviationPros)*

BAE Systems Wins Jetstream 41 Spares Support Contract From Eastern Airways – BAE Systems Regional Aircraft has won a three-year spares support contract from the UK's second largest regional airline Eastern Airways, covering 16 of its Jetstream 41 turboprop aircraft. This new contract is for the MACRO (Materials and Components Repair and Overhaul) rate-per-flying-hour program. The new MACRO contract will encompass 176 aircraft rotable parts and BAE Systems will be responsible for managing this spares inventory, logistics and repairs. This allows Eastern Airways to focus its attention on running its prime airline operations whilst BAE Systems provides a first-class support service.... *(AviationPros)*

EasyJet trials CTT zonal drying technology – EasyJet has started a 12-month trial of CTT Systems' Zonal Drying technology. The airline is installing the unit, which weighs less than 30kg, to the crown area of four of its A320 aircraft. The system consists of a fan, heater and moisture-

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absorbing silica impregnated rotor, all designed to improve air quality onboard and reduce water retention by channeling dry air to the crown area of the aircraft. Chris Foster, flight operations manager at EasyJet, said: "There is the potential to save 4.5 million kilograms of fuel per year by using this Zonal Dryer technology." *(UBM Aviation)*

Europe's environmental aspirations and targets are once again set to stir up the aviation industry – First there were the noise rules for aircraft operating to EU airports, then there was the controversial legislation to include aviation in the EU's Emissions Trading System, and now plans are taking shape to ban or further restrict the use of certain chemicals in aircraft manufacturing and the aftermarket. European MRO companies are genuinely concerned about upcoming new regulatory requirements and probable prohibition of the use of various chromates such as chromium trioxide in their shops. If those requirements are put into place, aircraft maintenance providers in the 27-nation bloc will be at a competitive disadvantage compared to counterparts in non-EU countries. These new rules also could potentially compromise compliance with U.S. FAA and European Aviation Safety Agency (EASA) safety standards and requirements for maintenance, repair and overhaul activities. The culprit is Reach (Registration, Evaluation and Authorization of Chemicals). The legislation is the result of seven years of debate, is almost 1,000 pages long and tops the charts as the most complex bill in EU history. It requires companies to register data on 30,000 chemicals with the European Chemicals Agency (ECHA) in Helsinki, Finland, seek authorization for the use of substances of very high concern (SVHC) and substitute these chemicals with safer alternatives for human health and the environment. SVHCs need to be authorized for specific uses if they appear in Annex XIV of the legislation.... *(Aviation Week)*

Has Boeing saved Airbus? – Whether in Hollywood or in business, when someone calls for "Plan B", something has usually gone horribly wrong with "Plan A". Luckily for Airbus, this time it was Boeing's "Plan A". Following the well-publicized problems with lithium-ion batteries on the 787, which have led to the grounding of the global fleet, Airbus has announced that it is reverting to "proven and mastered" nickel cadmium main batteries for the A350 XWB on entry into service (EIS). According to a statement at the end of last week (February 15, 2013), the decision has been made in the context of the root causes of the 787 incidents remaining "unexplained to the best of our knowledge". In something of a contradiction, given the abrupt switch to "Plan B", Airbus expressed confidence that the Li-ion main battery architecture which it has been developing with Saft and qualifying for the A350 is "robust and safe." ... Airbus will nonetheless continue with the A350 flight test program as planned with Li-ion batteries, as well as launching "additional maturity studies" on Li-ion main batteries in aerospace operations. The airframer said it will also "take on board" the findings of the official investigation into the problems on the 787. This about-turn raises questions as to how much it will cost Airbus to switch to Ni-Cd batteries at this late stage (although no doubt less than a global grounding), but more importantly what the impact will be on the performance capabilities of the aircraft – with the A350 positioned as a key player in the next generation of ultra-efficient, more electric aircraft. For now, the bottom line is that Airbus will avoid the risk of the same kind of early problems which have bedevilled the 787.... *(UBM Aviation)*

Magellan Aviation awards contract to Component Control – Component Control has announced that Magellan Aviation has chosen its Quantum Control software to manage its leasing, asset management and repair operations for its worldwide customer base of airlines, OEMs and MRO companies. Magellan, which has doubled the size of its US operations since the opening of its new 88,000ft2 distribution and sales facility in North Carolina, has chosen the integrated business software solution in a bid to help its business processes and optimize productivity. The MRO and logistics solution operates its Oracle database and includes a range of logistics and business modules and extends across the supply chain using its built-in web services fully integrated with Stockemarket.aero. *(UBM Aviation)*

Precision Announces Agreement With AeroTurbine Inc. – Precision Conversions, LLC is pleased to announce that it has reached an agreement with Goodyear, Arizona based AeroTurbine Inc., MRO Facility, to provide 757-200PCF Freighter and 757-200PCC Combi modifications for the company. Additional services provided by AeroTurbine Inc. will include regular maintenance checks, aircraft painting and avionics modifications. AeroTurbine Inc. is a wholly owned subsidiary of International Lease Finance Corporation (ILFC). Gary Warner, Precision Conversions' President, said, "The addition of AeroTurbine as a modification and installation provider for Precision, gives our company newly added capacity and flexibility." He added, "AeroTurbine has an excellent reputation within the industry, cargo conversion experience and is centrally located so we are pleased to offer this option to our customers." ... *(AviationPros)*

Raytheon invests in NextGen semiconductor technology – Raytheon has opened a new silicon carbide manufacturing foundry facility in Scotland. The company is investing in silicon carbide as a "next-generation semiconductor technology," applicable in several industries including aerospace. "What was previously unachievable is now possible with silicon carbide," Raytheon UK chief executive Bob Delorge said, "as it allows for smaller and lighter electronics to operate in harsh environments, and addresses a real customer need for significant energy efficiency savings in the manufacture of power switching and rectifying components (AC/DC converters)." ... Silicon carbide components are able es and hotter temperatures achieve these results -thirdwhile the volume of pure silicon the first company to have vices at temperatures of

(ATW)

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SE-CURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CON-TAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended De-cember 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the business-es of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.